Exhibit 99.1

SPRINGVIEW HOLDINGS LTD

NASDAQ: SPHL

NOTICE AND PROXY STATEMENT OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders (the “Meeting”) of SPRINGVIEW HOLDINGS LTD (the “Company”) will be held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) at 203 Henderson Road, #06-01 Henderson Industrial Park, Singapore 159546. The Meeting will be convened for the purpose of considering and, if thought fit, passing the following resolutions:

1       To approve as an ordinary resolution that:

a)      conditional upon the approval of the board of directors of the Company (the “Board”):

i.       all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and

ii.      no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)      the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)      if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

2       To approve as a special resolution that the existing amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

3       To approve as a special resolution that conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

4       To approve as an ordinary resolution that Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

5       To approve as an ordinary resolution that the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

6       Such other business as may properly come before the Meeting or any adjournment thereof.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on September 26, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://www.springviewggl.com/. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about September 26, 2025.

By Order of the Board of Directors,
/s/ Zhuo Wang
Zhuo Wang
Chairman of the Board of Directors
September 26, 2025

i

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of SPRINGVIEW HOLDINGS LTD (“Springview” or the “Company”), may have regarding the proposals being considered at the Company’s annual general meeting, which is referred to herein as the “Annual General Meeting”.

Q:     Why am I receiving this proxy statement?

A:     The board of directors of Springview (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned ordinary shares in Springview (“Springview ordinary shares”) at the close of business on September 26, 2025, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about September 26, 2025 and mailed to shareholders on or about September 26, 2025. Springview will make these materials available to you on the Internet, and will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Springview ordinary shares.

Q:     When and where will the Annual General Meeting be held?

A:     The Annual General Meeting will be held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) at 203 Henderson Road, #06-01 Henderson Industrial Park, Singapore 159546.

Q:     On what matters will I be voting?

A:     At the Annual General Meeting (“Meeting”), Springview is asking its shareholders as of the record date of September 26, 2025 (the “Record Date”) to consider and vote upon the following proposals (the “Proposals”):

1.      Share Consolidation Proposal or Proposal 1

a)      to approve as an ordinary resolution that conditional upon the approval of the Board:

i.       all the issued and outstanding and authorized and unissued Class A Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and

ii.      no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)      to approve as an ordinary resolution that the Board be authorized, at its absolute and sole discretion, to either (a) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (b) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)      to approve as an ordinary resolution that if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

2.      Amendment To Memorandum And Articles Of Association Proposal or Proposal 2

a)      to approve as a special resolution that the existing amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

3.      Further Amendment To Memorandum And Articles Of Association Proposal or Proposal 3

a)      to approve as a special resolution that conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

4.      Appointment of Directors Proposal or Proposal 4

a)      to approve as an ordinary resolution that Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

5.      Ratification of Appointment of Auditor and Auditor’s Report Proposal or Proposal 5

a)      to approve as an ordinary resolution that the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

6.      Other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Springview shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:     What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:     The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:     How does Springview’s board of directors recommend that I vote?

A:     The Board has determined that the all the Proposals to be considered and approved at the Meeting, are advisable and in the best interests of the Company and its shareholders and have unanimously approved the Proposals described herein. The Board unanimously recommends that the shareholders vote “FOR” all Proposals.

Q:     How do I vote?

A:     After you have carefully read this proxy statement and have decided how you wish to vote your Springview ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)    VOTE BY INTERNET

Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode in the proxy card.

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

(2)    VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

(3)    VOTE BY MAIL

Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Q:     What vote is required to approve each proposal?

A:     The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 1, 4 and 5, provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 2 and 3, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:     How many votes do I and others have?

A:     Shareholders of Springview (“Springview Shareholders”) are entitled to one vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share of Springview (“Class B Ordinary Share”) held as of the Record Date. As of the close of business on the Record Date, there were 11,500,000 issued and outstanding Class A Ordinary Shares and 10,000,000 issued and outstanding Class B Ordinary Shares.

Q:     What will happen if I fail to vote or I abstain from voting?

A:     If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:     How many shares must be present to hold the Annual General Meeting?

A:     The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     Proxy cards that are signed and returned but do not contain instructions will be voted in favor of all the Proposals, in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:     Can I change my vote after I have returned a proxy or voting instruction card?

A:     You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:     Do I need identification to attend the Annual General Meeting in person?

A:     Yes. Please bring proper identification, together with proof that you are a record owner of Springview ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Springview ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Springview stock on the Record Date or (b) an account statement showing that you beneficially owned Springview stock on the Record Date.

THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) at 203 Henderson Road, #06-01 Henderson Industrial Park, Singapore 159546 to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, Springview is asking its shareholders as of the record date of September 26, 2025 (the “Record Date”) to consider and vote upon the following:

1       AS AN ORDINARY RESOLUTION THAT:

a)      conditional upon the approval of the board of directors of the Company (the “Board”):

i.       all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) (the “Meeting”), at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and

ii.      no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)      the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)      if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

2       AS A SPECIAL RESOLUTION THAT the existing amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

3       AS A SPECIAL RESOLUTION THAT conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

4       AS AN ORDINARY RESOLUTION THAT Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

5       AS AN ORDINARY RESOLUTION THAT the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

6       Such other business as may properly come before the Meeting or any adjournment thereof.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned Class A Ordinary Shares and/or Class B Ordinary Shares of Springview on the Record Date. Shareholders will have one vote for each Class A Ordinary Shares and twenty (20) votes for each Class B Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 11,500,000 issued and outstanding Class A Ordinary Shares and 10,000,000 issued and outstanding Class B Ordinary Shares, and our directors and officers beneficially own 71.3% of the the issued and outstanding Class A Ordinary shares and 100% of the issued and outstanding Class B Ordinary Shares on the Record Date.

A quorum of shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Proposals 1, 4 and 5, provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve Proposals 2 and 3, provided we have quorum for the meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet through your broker, bank or other nominee if such a service is provided. To vote via the Internet through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

•        Submitting a new proxy electronically over the Internet after the date of the earlier submitted proxy;

•        Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or

•        Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, internet voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet voting instructions, must be received before 8:00 P.M. Eastern time on October 15, 2025. If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name”, you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Springview shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Share Consolidation Proposal;

“FOR” the Amendment To Memorandum And Articles Of Association Proposal;

“FOR” the Further Amendment To Memorandum And Articles Of Association Proposal;

“FOR” the Appointment of Directors Proposal;

“FOR” the Ratification of Appointment of Auditor and Auditor’s Report Proposal; and

“FOR” such other business as may properly come before the meeting or any adjournment thereof.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Springview. Proxies may also be solicited by some of our directors, officers and employees, personally or by facsimile, email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The Board intend that, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned and the directors shall resolve to reconvene at the same time seven days hence at the same place, or to such other time or place as is determined by the directors, at which reconvened meeting, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the members present shall be a quorum (all in accordance with Article 11.2 of the Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Springview ordinary shares, you may submit questions via email to ir@springviewggl.com.

PROPOSAL 1: SHARE CONSOLIDATION

Proposed Ordinary Share Consolidation

On September 25, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolutions (the “Share Consolidation Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT,

a)      conditional upon the approval of the board of directors of the Company (the “Board”):

i.       all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Annual General Meeting of shareholders of the Company held on October 17, 2025 at 10.00 am Singapore Time (October 16, 2025 at 10.00 pm Eastern Time) at 203 Henderson Road, #06-01 Henderson Industrial Park, Singapore 159546, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:4,000; and

ii.      no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

b)      the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting.

c)      if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Share Consolidation Proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPRINGVIEW SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL 2: AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

On September 25, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution (the “Amendment To Memorandum And Articles Of Association Proposal”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, the existing amended and restated memorandum and articles of association of the Company (the Current M&A) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting with immediate effect.

The Second Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) will include the amendment of provisions of the Current M&A relating to the notice period and how notice is sent to shareholders, the holding of a virtual meeting including the information to be specified in a notice, the vote of a general meeting, the Board’s power to appoint Directors, electronic communications, the Directors’ discretion to postpone or cancel a meeting, the appointment and removal of Auditors and certain definitions. The amendments are summarised as follows:

a)      At least ten (10) Clear Days’ (as defined in the Amended M&A) notice of a general meeting must be given to Members.

b)      Notice may be given to shareholders by publication on the Company’s website and such notice shall be deemed to be given on the day the notice is published.

c)      An appointment of a Director may be on terms that the Director shall automatically retire from office at the next annual general meeting or upon any specified event or after any specified period as agreed between the Company and the Director, but no such term shall be implied in the absence of express provision.

d)      A notice may only be given to the Company in an electronic record if the Directors so resolve or otherwise accept the notice, and any Director provides the giver of the notice an electronic address to which the notice may be sent.

e)      A meeting may be postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by shareholders.

f)      Directors may appoint or remove an auditor of the Company who shall hold office on such terms as the Directors determine, provided that for so long as any class of the Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

g)      The definitions of “Ordinary Resolution” and “Special Resolution” have been clarified and the definitions of “Electronic Communication Facilities”, “present” and “Virtual Meeting” have been added.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Amendment To Memorandum And Articles Of Association Proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPRINGVIEW SHAREHOLDERS VOTE “FOR” THE AMENDMENT TO MEMORNADM AND ARTICLES OF ASSOCIATION PROPOSAL.

PROPOSAL 3: FURTHER AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

On September 25, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following special resolution (the “Further Amendment To Memorandum And Articles Of Association Proposal”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon the approval of the exact consolidation ratio and the effective date of a Share Consolidation by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board, be and is hereby approved.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Further Amendment To Memorandum And Articles Of Association Proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPRINGVIEW SHAREHOLDERS VOTE “FOR” THE FURTHER AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL.

PROPOSAL 4: APPOINTMENT OF DIRECTORS

On September 25, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution (the “Appointment of Directors Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, Zhuo Wang, Siew Yian Lee, Edward C Ye, Mikael Charette and Hung Yu Wu be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2026 or until their successors are duly elected and qualified.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Appointment of Directors Proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPRINGVIEW SHAREHOLDERS VOTE “FOR” THE APPOINTMENT OF DIRECTORS PROPOSAL.

PROPOSAL 5: RATIFICATION OF APPOINTMENT OF AUDITOR AND AUDITOR’S REPORT

On September 25, 2025, the Board approved and directed that there be submitted to the shareholders of the Company for approval, the following ordinary resolution (the “Ratification of Appointment of Auditor and Auditor’s Report Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, the appointment of Marcum Asia CPAs LLP to serve as the independent registered accountant of the Company for the financial year ending December 31, 2025 be ratified, confirmed and approved in all respects and Marcum Asia CPAs LLP be authorized to make a report on the accounts of the Company during the period from January 1, 2024 to December 31, 2024 at the Meeting.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Ratification of Appointment of Auditor and Auditor’s Report Proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPRINGVIEW SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF AUDITOR AND AUDITOR’S REPORT PROPOSAL.

OTHER MATTERS

As of the date of this proxy statement, the board of directors of Springview knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement and the documents we refer to in this proxy statement to vote on the Share Consolidation Proposal, the Amendment To Memorandum And Articles Of Association Proposal, the Appointment of Directors Proposal, the Ratification of Appointment of Auditor and Auditor’s Report Proposal and such other business as may properly come before the meeting or any adjournment thereof. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated September 26, 2025. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.